Managers

PROSPECTUS



The Managers Funds
High Yield Fund - Class A Shares
(ManagersChoice Program Only)
Dated April 1, 2004 (as supplemented July 26, 2004)

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

access to excellence

Table of Contents

Founded in 1983, The Managers Funds offers individual and institutional investors the experience and discipline of some of the world's most highly regarded investment professionals.

RISK/RETURN SUMMARY

KEY INFORMATION

This Prospectus contains important information for anyone interested in investing in **Managers High Yield Fund, Class A shares only** (the "Fund"), a series of **Managers Trust II** (the "Trust") and part of the Managers Funds Family of Funds. **This Prospectus is only for use with anyone interested in investing in the Fund through the ManagersChoice® Program.** Please read this document carefully before you invest and keep it for future reference. You should base your purchase of shares of the Fund on your own goals, risk preferences and investment time horizons.

On March 31, 2004, the Fund participated in a tax-free reorganization (the "Reorganization") of Conseco High Yield Fund (the "Predecessor Fund") into the Fund.

Summary of the Goals, Principal Strategies and Principal Risk Factors of the Fund

The following is a summary of the goals, principal strategies and principal risk factors (which are discussed in detail following the summary) of the Fund.

Goal	Principal Strategies	Principal Risk Factors
High level of current income, with a secondary objective of capital appreciation	Invests at least 80% of its assets in below-investment grade bonds (those rated Ba1/BB+ or lower by Moody's/ Standard & Poor's) and may invest in a variety of other debt and equity securities and cash equivalents	Credit Risk Foreign Risk (including Developing Market Risk) Interest Rate Risk Liquidity & Valuation Risk Market Risk Restricted Securities Risk

Principal Risk Factors

All investments involve some type and level of risk. Risk is the possibility that you will lose money or not make any additional money by investing in the Fund. Before you invest, please make sure that you have read, and understand, the risk factors that apply to the Fund.

The following is a discussion of the principal risk factors of the Fund. A list of the principal risk factors of the Fund can be found in the preceding table.

Credit Risk	The issuer of a security, or one of the parties to a contract, may default or otherwise be unable to honor a financial obligation. *Securities rated below investment grade are especially susceptible to this risk.* Because their issuers, who may be involved in bankruptcy proceedings, reorganizations, or financial restructurings, are not as strong financially as higher rated issuers.
Developing Market Risk	Generally, the risks of foreign investing are greater in developing markets. Investors in developing markets face a greater likelihood of political and economic instability, the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital. They may also have to cope with changes in local governmental attitudes toward private investment, possibly leading to nationalization or confiscation of their assets.
Foreign Risk	Investment gains in foreign securities may be subject to higher taxes, and foreign currencies may lose value relative to the U.S. dollar, which may result in losses unrelated to a foreign security's market performance. A variety of factors such as reduced access to company information and different accounting, corporate governance, regulatory and market systems may cause foreign securities to be more volatile. Changes in foreign countries' economic policies and their relations with the United States may also pose risks.

Interest Rate Risk	Changing interest rates may adversely affect the value of an investment. An increase in interest rates typically causes the value of bonds and other fixed-income securities to fall. Because of this risk, the Fund is subject to this risk even if all the fixed-income securities in the Fund's portfolio are paid in full at maturity. Changes in interest rates will affect the value of longer-term fixed-income securities more than shorter-term securities.
Liquidity and Valuation Risk	Securities that were liquid when purchased by the Fund may become temporarily hard to value and difficult or impossible to sell, especially in declining markets. Many below-investment grade securities are subject to legal or contractual restrictions that limit their resale to the general public at desired prices.
Market Risk	The market value of the Fund's investments will fluctuate as the stock and bond markets fluctuate. Market risk may affect a single issuer, industry or sector of the economy or may affect the market as a whole.
Restricted Securities Risk	It may be difficult to find a buyer for restricted securities. In addition, the selling price for a restricted security may be less than originally anticipated because they may only be sold in privately negotiated transactions.

PERFORMANCE SUMMARY

The following bar chart illustrates the risks of investing in the Fund by showing the Fund's year-by-year total returns and how the performance of the Fund's Class A shares has varied since the Fund's inception. The chart assumes that all dividend and capital gain distributions have been reinvested. Past performance does not guarantee future results.

Annual Total Returns
Managers High Yield Fund

The Fund commenced operations on April 1, 2004, after the reorganization of Conseco High Yield Fund (the "Predecessor High Yield Fund") into the Fund. All fees and expenses shown were determined based upon net assets as of the Predecessor High Yield Fund's fiscal year ended December 31, 2003. The performance in the following bar chart reflects the historical performance of Class A shares of Predecessor High Yield Fund since its inception on January 2, 1998, prior to the Fund's commencement date.



Best Quarter: 12.48% (4th Quarter 2002)
Worst Quarter: -7.11% (4th Quarter 2000)

4

The following table illustrates the risks of investing in the Fund by showing how the Fund's performance compares to that of a broadly based securities market index. The table assumes that dividends and capital gain distributions have been reinvested for both the Fund and the applicable index. The performance in the following table reflects the historical performance of shares of the Predecessor High Yield Fund, which was reorganized into the Fund on March 31, 2004. As always, past performance of the Fund (before and after taxes) is not an indication of how the Fund will perform in the future.

Average Annual Total Returns [1] (as of 12/31/03)			
Managers High Yield Fund (inception date 1/2/98)	**1 Year**	**5 Years**	**Since Inception**
Class A Return Before Taxes	22.30%	4.89%	5.17%
Class A Return After Taxes on Distributions	18.84%	1.22%	1.66%
Class A Return After Taxes on Distributions and Sale of Fund Shares	14.27%	1.77%	2.12%
Lehman U.S. Corp. High Yield Index (before taxes)	28.97%	5.23%	n/a

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases
  (as a percentage of the offering price) ....5.75%[2]
Maximum Deferred Sales Charge (Load)...................................... None
Maximum Sales Charge (Load) Imposed on Reinvested
  Dividends and Other Distributions .... None
Redemption Fee (as a percentage of the amount
  redeemed, if applicable)..None[3]
Exchange Fee .... None
Maximum Account Fee.. None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management & Admin Fees	0.90%
Distribution (12b-1) Fees	0.50%
Other Expenses	0.23%
Total Annual Fund Operating Expenses	1.63%
Fee Waiver and/or Expense Reimbursement (3)	-0.23%
Net Expenses	1.40%

(1) The initial sales charge is waived for shares offered through the ManagersChoice Program. Due to this waiver, the actual average annual total returns for Class A shares would have been higher.

(2) The initial sales charge that applies to the sale of Class A shares of the Fund varies according to the amount you invest, with a maximum of 5.75%. See "Your Account – Share Class Sales Charges – Class A Shares" for further information. The initial sales charge is waived for shares offered through the ManagersChoice Program.

(3) If an investor redeems shares by wire or requires expedited processing, a $15 charge will apply.

(4) The Managers Funds LLC has contractually agreed, through at least April 30, 2005, to limit Total Annual Fund Operating Expenses (exclusive of taxes, interest, brokerage commissions and extraordinary items) to the Net Expenses listed above, subject to later reimbursement by the Fund in certain circumstances. In general, for a period of up to three years from the time of any waiver or payment pursuant to a Fund's contractual expense limitation, The Managers Funds LLC may recover from the Fund fees waived and expenses paid to the extent that the Fund's Total Annual Fund Operating Expenses do not exceed the Fund's contractual expense limitation amount. More detailed information is available under the heading "Portfolio Management of the Fund" for the Fund.

WHAT IS THE MANAGEMENT FEE? The **Management Fee** is the fee paid to The Managers Funds LLC, the investment manager to the Fund, a portion of which it pays to the Fund's Subadvisor(s).

Example

This Example will help you compare the cost of investing in Class A shares of the Fund to the cost of investing in other mutual funds. The Example makes certain assumptions. It assumes that you invest $10,000 as an initial investment in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. It also assumes that your investment has a 5% total return each year, all dividends and distributions are reinvested and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$709	$1,038	$1,390	$2,378

Giving effect to the waiver of the initial sales charge, your costs would be: 1 Year: $143; 3 Years: $468; 5 Years: $842; 10 Years: $1,893

The Example should not be considered a representation of past or future expenses, as actual expenses may be greater or lower than those shown.

SUMMARY OF THE FUNDS
MANAGERS TRUST II

The Managers Funds Family of Funds is a mutual fund family comprised of different funds, each having distinct investment management objectives, strategies, risks and policies.

The Managers Funds LLC (the "Investment Manager"), a subsidiary of Affiliated Managers Group, Inc., which is located at 600 Hale Street, Prides Crossing, MA 01965, serves as the investment manager to the Fund and is responsible for the Fund's overall administration. It selects and recommends, subject to the approval of the Board of Trustees, one or more subadvisors to manage the Fund's investment portfolio. The Securities and Exchange Commission has given the Fund an exemptive order permitting the Investment Manager to change subadvisors without prior shareholder approval, but subject to notification within 90 days of any such changes.

Managers Distributors, Inc. ("MDI" or the "Distributor"), a wholly-owned subsidiary of the Investment Manager, serves as the Fund's distributor. The Investment Manager or the Distributor may make direct or indirect payments to third parties in connection with the sale of Fund shares or the servicing of shareholder accounts.

More information on the Fund's investment strategies and holdings can be found in the current Statement of Additional Information, or on our website at www.managersfunds.com.

What am I investing in? You are buying shares of a pooled investment known as a mutual fund. It is professionally managed and gives you the opportunity to invest in a variety of companies, industries and markets. The Fund is not a complete investment program, and there is no guarantee that the Fund will reach its stated goals.

MANAGERS HIGH YIELD FUND

FUND FACTS	
Objective:	High level of current income, with a secondary objective of capital appreciation
Investment Focus:	Below-investment grade fixed-income securities (those rated Ba1/BB+ or lower by Moody's/Standard & Poor's)

Objective

The Fund's objective is to achieve a high level of current income, with a secondary objective of capital appreciation, by investing in a portfolio of below-investment grade bonds (those rated Ba1/BB+ or lower by Moody's/Standard & Poor's). The Fund's objective may be changed without shareholder approval. Shareholders will be given notice prior to any change becoming effective.

Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its total assets in below-investment grade bonds. This policy may not be changed without providing Fund shareholders at least 60 days prior written notice. The Fund may also invest in any of the following: corporate debt securities and preferred stock; zero-coupon bonds and other deferred interest securities that do not pay periodic interest; mortgage-backed debt securities; asset-backed securities; convertible securities; restricted securities; taxable municipal securities issued by state and local governments; cash or cash equivalents, such as certificates of deposit or money-market funds; money-market instruments, such as bankers' acceptances, commercial paper and repurchase agreements; securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, such as the Federal Home Loan Bank and the Student Loan Marketing Association; common stocks; and stocks and bonds of foreign issuers, including issuers in emerging markets.

Adhering to strict discipline on when to buy and sell securities, the Subadvisor seeks to achieve the Fund's objectives by purchasing securities it believes are priced below their true value, and selling securities it believes are priced at or above their true value. To select securities, the Subadvisor evaluates security issuers and the securities themselves through independent, "bottom-up" fundamental credit and market analysis.

For defensive purposes and pending investment of money received for share purchases, the Fund may temporarily depart from its investment objective and invest without limitation in cash or money market instruments. When the Fund invests in the foregoing, it may not achieve its investment objective. The Subadvisor may sell any security when it believes the sale is in the Fund's best interest. This may result in active and frequent trading of portfolio securities which can increase portfolio turnover. Higher portfolio turnover may adversely affect Fund performance by increasing the Fund's transaction costs and may increase your tax liability.

Should I Invest in this Fund?

This Fund **may** be suitable if you:

- Are seeking an opportunity for additional fixed-income returns accompanied by the additional risks of below-investment grade securities in your investment portfolio

- Are comfortable with a high risk investment

- Are seeking current income

- Have an investment time horizon of five years or more

This Fund **may not** be suitable if you:

- Are seeking stability of principal

- Are seeking a conservative risk investment

PORTFOLIO MANAGEMENT OF THE FUND

J.P. Morgan Investment Management Inc. ("J.P. Morgan"), located at 522 Fifth Avenue, New York, New York, serves as Subadvisor to the Fund. J.P. Morgan is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly held bank holding company and global financial services firm. J.P. Morgan manages assets for governments, corporations, endowments, foundations and individuals worldwide. As of March 31, 2004, J.P. Morgan and its affiliates had approximately $584 billion in assets under management.

The Fund is obligated by its investment management contract to pay an annual management fee to The Managers Funds LLC (the "Investment Manager") of 0.70% of the average daily net assets of the Fund. The Investment Manager, in turn, pays a portion of this fee to J.P. Morgan.

The Investment Manager has contractually agreed, through at least April 30, 2005, to waive fees and pay or reimburse the Fund to the extent total expenses (exclusive of brokerage, interest, taxes and extraordinary expenses) of the Fund exceed 1.40% of the Fund's average daily net assets. The Fund is obligated to repay the Investment Manager such amounts waived, paid or reimbursed in future years provided that the repayment occurs within three (3) years after the waiver or reimbursement and that such repayment would not cause the Fund's expenses in any such future year to exceed the levels specified above.

Portfolio Managers of the Fund

Thomas G. Hauser, CFA, is a Vice President of, and a portfolio manager for, J.P. Morgan since 2004. Prior to joining J.P. Morgan, he was a Vice President of, and a portfolio manager for, 40|86 Advisors, Inc. (formerly Conseco Capital Management) from 2001 to 2004. Prior to joining 40|86 Advisors, Inc., he was a Vice President of and a portfolio manager for Van Kampen Investments from 1993 to 2001. He is responsible for co-managing Managers High Yield Fund.

Robert L. Cook, CFA, is a Managing Director of, and a portfolio manager for, J.P. Morgan since 2004. Prior to joining J.P. Morgan, he was co-head of the fixed income process at 40|86 Advisors, Inc. from 1994 to 2004. He is responsible for co-managing Managers High Yield Fund.

Administrative Services

The Investment Manager also provides administrative services to the Fund, including:

- Supervising bookkeeping and recordkeeping to ensure that shareholder information is accurate and up-to-date;
- Supervising the preparation and filing of documents as required by state and federal regulatory agencies; and
- Management and oversight of all third-party service providers.

As compensation for these services, the Investment Manager receives administrative fees of 0.20% annually of the Fund's average daily net assets.

ABOUT YOUR INVESTMENT

The following Financial Highlights table is intended to help you understand the Fund's financial performance since the Fund's inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Please note that the financial highlights information in the following table only represents financial highlights of Class A shares of Predecessor High Yield Fund, which was reorganized into the Fund on March 31, 2004. This information, derived from the Predecessor Fund's Financial Statements, has been audited by PricewaterhouseCoopers LLP, whose report is included in the Predecessor Fund's Annual Report, which is available upon request.

Financial Highlights

For a share outstanding throughout each year (period) ended December 31,

	Conseco High Yield Fund				
CLASS A SHARES					
	2003	**2002**	**2001**	**2000**	**1999**
Net asset value per share, beginning of period	$7.08	$7.76	$8.20	$10.00	$10.00
Income from investment operations (a):					
Net investment income (loss)	0.64	0.80	0.79	0.81	1.00
Net realized gains (losses) and change in unrealized appreciation or depreciation on investments	1.39	(0.70)	(0.41)	(1.83)	(0.13)
Total income (loss) from investment operations	2.03	0.10	0.38	(1.02)	0.87
Distributions:					
Dividends from net investment income	(0.65)	(0.78)	(0.82)	(0.78)	(0.87)
Distributions of net realized gains	-	-	-	-	-
Total distributions	(0.65)	(0.78)	(0.82)	(0.78)	(0.87)
Net asset value per share, end of period	$8.46	$7.08	$7.76	$8.20	$10.00
Total return (b)(c)(d)	29.73%	1.85%	4.78%	-10.74%	9.03%
Ratios/supplemental data:					
Net assets (dollars in thousands), end of period	$24,693	$44,059	$27,712	$19,689	$42,591
Ratio of expenses to average net assets (b)(e):					
Before expense reimbursement	1.63%	1.61%	1.61%	1.58%	1.66%
After expense reimbursement	1.40%	1.40%	1.40%	1.40%	1.40%
Ratio of net investment income (loss) to average net assets (b)(e):	8.10%	10.86%	9.95%	8.43%	8.93%

(a)   Per share amounts presented are based on an average of monthly shares outstanding for the period ended December 31, 2003 and 2000.

(b)   The Adviser and Administrator have contractually agreed to reimburse Fund expenses to the extent that the ratio of expenses to average net assets exceeds, on an annual basis, 1.40% for the Conseco High Yield Fund. These contractual limits may be discontinued at any time after April 30, 2004.

(c)   Total return figures do not include sales loads; results would be lower if sales charges were included.

(d)   Not annualized for periods of less than one full year.

(e)   Annualized for periods of less than one full year

DETERMINING SHARE PRICE

Your purchase or redemption of Fund shares is based on the Fund's share price. The share price used for your transaction is equal to the Fund's **Net Asset Value (NAV)** next determined after your purchase or redemption order is received on each day the New York Stock Exchange (the "NYSE") is open for trading. The NAV is equal to the Fund's net worth (assets minus liabilities) divided by the number of shares outstanding. The Fund's NAV is calculated at the close of regular business of the NYSE, usually 4:00 p.m. New York Time. Orders received after 4:00 p.m. from certain processing organizations which have entered into contractual arrangements with the Investment Manager will also receive that day's offering price provided the orders the processing organization transmits to the Investment Manager were received in proper form by the processing organization before 4:00 p.m.

Securities traded in foreign markets may trade when the NYSE is closed. Those securities are generally valued at the closing of the exchange where they are principally traded. **Therefore, the Fund's NAV may be impacted on days when investors may not be able to purchase or redeem Fund shares.**

The Fund's investments are valued based on market values. If market quotations are not readily available for any security, the value of the security will be based on an evaluation of its fair value, pursuant to procedures established by the Fund's Board of Trustees.

ManagersChoice® Program

ManagersChoice is a unique, comprehensive asset allocation program offered exclusively through investment advisors and consisting of several model portfolios using investments in various Funds in The Managers Funds family of mutual funds. Your investment advisor will work with you to select a portfolio to help achieve your goals in the context of your tolerance for risk.

For more information on this program, contact your advisor or visit our website at www,managersfunds.com. Please be aware that an advisor may charge additional fees and expenses for participation in this program.

MANAGING YOUR ACCOUNT

Share Classes of Managers High Yield Fund

In addition to the class of shares offered by this Prospectus, Managers High Yield Fund also has Class Y shares, which are designed for institutional investors. Class Y shares are not available through this prospectus. The Fund's Class Y shares are not subject to the Fund's distribution plan and therefore are not subject to 12b-1 fees. Note that the Fund's Class Y shares are not available through the ManagersChoice Program.

The Fund's Class Y shares are designed to have lower operating expenses than the class of Fund shares offered by this prospectus, but Class Y shares do have higher a investment minimum (currently $500,000).

Call (800) 835-3879 for more information about the Fund's Class Y shares. You should be aware that any financial intermediary through which you buy shares may receive different compensation depending upon the class of shares it sells and may not offer all classes of shares.

Class A Shares

- Carry a maximum up-front sales charge of 5.75% of your investment depending on the size of your investment. **Shares offered through the ManagersChoice Program are offered on a load-waived basis.**

- Consult your registered financial professional, or the Statement of Additional Information for the Fund, for further details on our Class A share cost reduction programs.

- 12b-1 fees for the Fund = 0.50%

Minimum Investments in the Fund - ManagersChoice Program Only

	Initial Investment	Additional Investment
Regular Accounts	$50,000	$500
Traditional IRA	$50,000	$500
Roth IRA	$50,000	$500
Education Savings Account	$50,000	$500
SEP IRA	$50,000	$500
SIMPLE IRA	$50,000	$500

We cannot accept third-party checks.

These requirements may be changed or waived at any time at our discretion.

If you invest through a third-party such as a bank, broker-dealer or other financial intermediary rather than directly with the Fund, the policies, fees and minimum investment amounts may be different than those described in this Prospectus. The Fund may also participate in programs with many national brokerage firms which limit the transaction fees for the shareholder, and may pay fees to these firms for participation in these programs.

Keeping Track

We will send you written confirmation of each transaction in your account. These confirmations also serve as your proof of ownership since we do not issue certificates.

ABOUT 12b-1 FEES

The Fund has adopted a plan under Rule 12b-1 of the 1940 Act that allows the Fund to pay distribution fees for the sale and distribution of its shares. 12b-1 fees, paid to the Distributor, may be used to cover the Fund's sales, marketing and promotional expenses. Because they are paid out of the Fund's net assets on an ongoing basis, they increase the cost of your investment the longer you hold it and may end up costing you more than other types of sales charges.

DISTRIBUTION AND SERVICE PLANS

The Fund has adopted a Distribution and Service Plan ("12b-1 Plan") for Class A shares to compensate the Distributor for its distribution and marketing services and for servicing of shareholder accounts. The distribution and service fees are paid out of the assets of Class A shares on an ongoing basis and will increase the cost of your investment and is provided below.

Class A Shares

For the Fund, fees paid to the Distributor may not exceed 0.50% annually of the average daily net assets.

Payments to Broker/Dealers and Financial Intermediaries

Class A Shares

The selling broker/dealer may retain the sales charge you pay on these shares.

We use part of the proceeds from the 12b-1 fee to defray these payments.

HOW TO PURCHASE SHARES

You may purchase shares of the Fund once you have established an account with the Trust. You may establish an account with the Trust either though your financial professional or by submitting a completed application to the Trust in good order with your initial investment. An account application is not in good order and, therefore, cannot be processed, until such time as it contains all information and documentation requested in the account application. Failure to provide an account application in good order may result in a delay in the date of your purchase or in the rejection of the application and the return of your investment monies.

Through Your Financial Professional

You can buy shares in the Fund through any authorized broker/dealer, financial planner, or a financial institution, such as a bank, or financial services firm. These organizations and individuals may maintain their own procedures for buying and selling shares, and may charge fees. Your financial professional will have the details.

HOW TO PURCHASE SHARES - MANAGERSCHOICE PROGRAM

By Mail

To open your account, complete and sign the account application and make sure your check is payable to The Managers Funds. Mail the check and account application to:

>   The Managers Funds
>   c/o PFPC Brokerage Services, Inc.
>   P.O. Box 9847
>   Providence, RI 02940

To purchase additional shares, write a letter of instruction (or complete your investment stub). Send a check and investment stub or written instructions to the above address. Please include your account number and Portfolio name on your check.

By Telephone
After establishing this option on your account, call a client service representative at (800) 358-7668. The minimum additional investment is $500.

By Wire
Call the Fund at (800) 358-7668. Instruct your bank to wire the money to PNC Bank; ABA #031000053; BFN=The Managers Funds-DDA #86-1559-7313; FBO=Shareholder Name, Portfolio Name - Account #. Please be aware that your bank may charge you a fee for this service.

By Internet
Not available

If you redeem shares following a purchase by check, the Fund may hold the proceeds of your redemption for up to 15 calendar days to ensure the check has cleared.

HOW TO SELL SHARES - MANAGERSCHOICE PROGRAM

By Mail

Write a letter of instruction containing:

> - The name of the Portfolio(s)
> - Dollar amount or number of shares to be redeemed
> - Your name
> - Your account number(s)
> - Signatures of all account owners

By Telephone

After establishing this option on your account, call a client service representative at (800) 358-7668.

Telephone Redemptions are available only for redemptions which are below $100,000 per Portfolio.

By Internet

Not available

If you redeem shares following a purchase by check, the Fund may hold the proceeds of your redemption for up to 15 calendar days to ensure the check has cleared.

For ManagersChoice: All redemptions greater than $100,000 per Portfolio must be in writing and require a **medallion guarantee**. A medallion guarentee is a signature guarantee by a Guarantor Institution, which is participating in a Signature Guarantee Program recognized by the Securities Transfer Associate (STA). A guarantor institution is a financial financial institution, which guarantees a signature. Only the STAMP2000 Medallion imprint will be accepted as valid. The financial institution may be a bank, broker/dealer, credit union, national securities exchange, savings association or other type of financial institution.

INVESTOR SERVICES

Automatic Reinvestment Plan Allows your dividends and capital gains distributions to be reinvested in additional shares of the Fund or another Fund in the Managers Funds Family of Funds. You can elect to receive cash.

Systematic Purchase Plan Allows you to make automatic monthly deposits of $500 or more per ManagersChoice account directly from a designated bank account.

Systematic Withdrawal Plan Allows you to make automatic monthly deductions of $500 or more per account from a designated bank account into a ManagersChoice account.

ManagersChoice Statement Fee An annual fee of $35 will be deducted from any ManagersChoice account that is less than $250,000. Such fee may be waived or modified at the sole discretion of The Managers Funds LLC.

Individual Retirement Accounts Available to you at no additional cost. Call us at (800) 835-3879 for more information and an IRA kit.

OTHER OPERATING POLICIES

The Fund will not be responsible for any losses resulting from unauthorized transactions if it follows reasonable security procedures designed to verify the identity of the investor. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to sell by telephone, call the Fund for instructions.

The Fund reserves the right to:
- redeem an account if the value of the account falls below $50,000 due to redemptions;
- suspend redemptions or postpone payments when the NYSE is closed for any reason other than its usual weekend or holiday closings or when trading is restricted by the Securities and Exchange Commission;
- change the minimum investment amounts;
- delay sending out redemption proceeds for up to seven days (this usually applies to very large redemptions without notice, excessive trading or unusual market conditions);
- make a redemption-in-kind (a payment in portfolio securities instead of in cash);
- refuse a purchase order for any reason, including failure to submit a properly completed application;

- refuse any exchange request if determined that such request could adversely affect the Fund, including if such person or group has engaged in excessive trading (to be determined in our discretion); and
- terminate or change the Exchange Privilege or impose fees in connection with exchanges or redemptions.

FREQUENT TRADING POLICY

The Fund has a policy of discouraging frequent trading in Fund shares, sometimes referred to as "market timing," because such activities may be disruptive to the management of a Fund's portfolio. The Fund reserves the right to refuse a purchase order for any reason and may limit or refuse an exchange request if the Investment Manager believes that a shareholder is engaging in market timing activities that may be harmful to the Fund. Although the Fund will use reasonable efforts to prevent market timing activities in the Fund, there can be no assurances that these efforts will be successful. For example, the Fund receives certain purchase, exchange and redemption orders through financial intermediaries that maintain omnibus accounts with the Fund, and as a result the Fund's ability to detect frequent trading activities by investors that hold shares through financial intermediaries may be limited by the willingness of such intermediaries to monitor for these activities.

DIVIDENDS AND DISTRIBUTIONS

The Fund declares and pays dividends from net investment income according to the schedule below. The Board of Trustees of the Fund may elect to change dividend distribution intervals. Net investment income consists of all dividends and interest received, less expenses (including fees payable to the Investment Manager and its affiliates).

Schedule of dividend payments

Fund	Declared and paid
Managers High Yield Fund	Monthly

Any capital gains are generally declared annually and distributed to shareholders after the close of a Fund's fiscal year. These include net long-term capital gains (the excess of net long-term capital gain over net short-term capital loss), net short-term capital gains, and net realized gains from foreign currency transactions.

Choose how to use your distributions

You may receive your distributions in cash or use them to buy more shares. Simply choose on your application the option that meets your needs. Retirement accounts reinvest all Fund distributions except under unusual circumstances. Call 800-835-3879 for further information.

Here are your options:	
You may reinvest in additional fund shares	**and receive in cash**
All income dividends and distributions	N/A
Only income dividends	Other distributions in cash
Only distributions	Income dividends in cash

If an investor elects to receive distributions and dividends by check and the post office cannot deliver such check, or if such check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in the shareholder's account at the Fund's then current net asset value per share and to reinvest all subsequent distributions in shares of the Fund.

We mail all cash dividends and distributions by check to you, or transfer them via electronic funds transfer (EFT) to your bank account if you have selected the wire/electronic transfer options in part 7 of your application.

TAX CONSIDERATIONS

Please be aware that the following tax information is general and refers only to the provisions of the Internal Revenue Code of 1986, as amended, which are in effect as of the date of this Prospectus. You should consult a tax consultant about the status of your distributions from the Fund.

Short-term capital gain distributions are generally taxable to you as ordinary income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, dividends from the Fund that are attributable to corporate dividends received by the Fund generally are now taxable at long-term capital gain rates, provided certain requirements are met; non-qualifying dividends remain taxable as ordinary income. Capital gain dividends will be treated as long-term capital gains regardless of how long you have held shares of the Fund. The provisions apply whether you receive the distribution in cash or reinvest it for additional shares. An exchange of the Fund's shares for shares of another Fund will be treated as a sale of the first Fund's shares and any gain on the transaction may be subject to federal income tax.

Keep in mind that distributions may be taxable to you at different rates depending on the length of time the Fund held the applicable investment and not the length of time that you held your Fund shares. When you do sell your Fund shares, a capital gain may be realized, except for certain tax-deferred accounts, such as IRA accounts.

Federal law requires the Fund to withhold taxes on distributions paid to shareholders who:

- fail to provide a social security number or taxpayer identification number;
- fail to certify that their social security number or taxpayer identification number is correct; or
- fail to certify that they are exempt from withholding.

In addition, the Fund must also withhold taxes on distributions and redemption proceeds if the IRS notifies the Fund that the taxpayer identification number or social security number furnished by the shareholder is incorrect, or the IRS notifies the Fund that the shareholder has failed to report properly certain interest and dividend income.

TAXES ON SALES OR EXCHANGES

The chart features possible tax implications arising from the sale or exchange of Fund shares.

Transaction	Tax Implication
Selling shares for more than purchase price	Yes
Selling shares for less than purchase price	Yes
Exchanging shares of same class from one Fund to another	Yes

All investors (other than IRA accounts) will receive a Form 1099-DIV annually, detailing the tax characteristics of any dividends and distributions that you have received with respect to your account. You will also receive a confirmation after each trade executed in your account.

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FOR MORE INFORMATION

Additional information for the Fund, including the Statement of Additional Information and the Semi-Annual and Annual Reports, are available to you without charge. You may request these documents and make other inquiries as follows:

By Telephone: 1-800-835-3879

By Mail: Managers Trust II
                             800 Connecticut Avenue
                             Norwalk, CT 06854

On the Internet: Electronic copies are available on our website
                             at http://www.managersfunds.com

In the Annual Report of the Predecessor Conseco Fund you will find a discussion of the market conditions and investment strategies that significantly affected the Predecessor Conseco Fund's performance during the last fiscal year. Current Fund documents are on file with the Securities and Exchange Commission and are incorporated by reference (legally part of this Prospectus). Text-only copies and other information are also available on the EDGAR database of the SEC's website at http://www.sec.gov, and copies may be obtained upon payment of a duplication fee, by email request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 (202-942-8090). Information about the Fund may also be reviewed and copied at the SEC's Public Reference Room. Call (202) 942-8090 for information on the operation of the SEC's Public Reference Room.

Investment Company Act Registration Number 811-3752